SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Amendment No. 2 to
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
El Paso Corporation
(Name of Subject Company (issuer))
El Paso Corporation
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Zero Coupon Convertible Debentures due February 28, 2021
(Title of Class of debentures)
28336LAA7 and 28336LAC3
(CUSIP Numbers of Class of debentures)
Robert W. Baker, Esq.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
G. Michael O’Leary
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$615,196,444.15	$65,826.02

(1)	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the Zero Coupon Convertible Debentures due February 28, 2021, as described herein, is $552.07 per $1,000 principal amount at maturity outstanding. As of January 26, 2006, there was $1,114,345,000 aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $615,196,444.15.
(2)	The amount of the filing fee equals $107.00 per $1 million of the value of the transaction.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amounts Previously Paid	Form or Registration Number	Filing Party	Date Filed
$59,400	S-8 (Reg. No. 333-82506)	El Paso Corporation	February 11, 2002
$4,000	S-8 (Reg. No. 333-64236)	El Paso Corporation	June 29, 2001
$2,426.02	Schedule TO (File No. 005-55241)	El Paso Corporation	January 27, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐      third-party tender offer subject to Rule 14d-1.
     ☒      issuer tender offer subject to Rule 13e-4.
     ☐      going-private transaction subject to Rule 13e-3.
     ☐      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on January 27, 2006 by El Paso Corporation, a Delaware corporation (“El Paso”), as heretofore amended and supplemented by Amendment No. 1 thereto filed on February 14, 2006 (as so amended and supplemented, the “Schedule TO”) relating to El Paso’s offer to repurchase the Zero Coupon Convertible Debentures due February 28, 2021 that were issued by El Paso (the “Debentures”), as more fully described in the Company Notice dated January 27, 2006 (the “Company Notice”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO (which Company Notice and related offer materials, as amended and supplemented from time to time, collectively constitute the “Option Materials”).
     This Amendment to the Schedule TO is being filed in satisfaction of the disclosure requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.
ITEM 1, 4, 8 and 11.
     The holders’ right to surrender their Debentures for repurchase (the “Option”) expired immediately following 11:59 p.m., New York City time, on February 27, 2006. El Paso has been advised by HSBC Bank USA, National Association (the “Paying Agent”), that pursuant to the terms of the Option, Debentures with an aggregate principal amount at maturity of $1,092,398,000 were validly surrendered for repurchase and not withdrawn prior to the expiration of the Option. El Paso has accepted for purchase all of the Debentures validly surrendered and not withdrawn. The purchase price for the Debentures was $552.07 per $1,000 of principal amount at maturity. The aggregate purchase price for all the Debentures validly surrendered for purchase and not withdrawn before the expiration of the Option was approximately $603.1 million. Cash in payment of the purchase price will be forwarded to the Paying Agent for prompt distribution to the holders.
     After the purchase pursuant to the Option, $21,947,000 principal amount at maturity of the Debentures remains outstanding. The Debentures were issued pursuant to an Indenture dated as of May 10, 1999, by and between El Paso, as Issuer, and HSBC Bank USA, National Associations, as Trustee (the “Trustee”), as amended and supplemented by the Fifth Supplemental Indenture thereto dated as of February 28, 2001, by and between El Paso and the Trustee (as so amended and supplemented, the “Indenture”). The Debentures are the obligation of El Paso, and none of El Paso’s subsidiaries has guaranteed the Debentures. The Debentures are convertible into shares of El Paso’s common stock, par value $3.00 per share.
ITEM 12. Exhibits.

(a)(1)(A)*	Company Notice, dated January 27, 2006, to the Holders of El Paso Corporation Zero Coupon Convertible Debentures due February 28, 2021.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press Release issued by El Paso Corporation on January 27, 2006.

(a)(5)(B)	Press Release issued by El Paso Corporation on February 28, 2006.

(b)	Not applicable.

(d)(1)	Indenture dated May 10, 1999, by and between El Paso Corporation and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.A to El Paso Corporation’s Annual Report on Form 10-K (File No. 001-14365) filed March 28, 2005).

(d)(2)	Fifth Supplemental Indenture dated as of February 28, 2001, by and between El Paso Corporation and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.C to El Paso Corporation’s Annual Report on Form 10-K (File No. 001-14365) filed March 22, 2001).

(g)	Not applicable.

(h)	Not applicable.

*      Previously filed as an exhibit to the Schedule TO filed on January 27, 2006.
ITEM 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2006

EL PASO CORPORATION
By:	/s/ John J. Hopper
	Name:	John J. Hopper
	Title:	Vice President and Treasurer

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Company Notice, dated January 27, 2006, to the Holders of El Paso Corporation Zero Coupon Convertible Debentures due February 28, 2021.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press Release issued by El Paso Corporation on January 27, 2006.

(a)(5)(B)	Press Release issued by El Paso Corporation on February 28, 2006.

(b)	Not applicable.

(d)(1)	Indenture dated May 10, 1999, by and between El Paso Corporation and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.A to El Paso Corporation’s Annual Report on Form 10-K (File No. 001-14365) filed March 28, 2005).

(d)(2)	Fifth Supplemental Indenture dated as of February 28, 2001, by and between El Paso Corporation and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.C to El Paso Corporation’s Annual Report on Form 10-K (File No. 001-14365) filed March 22, 2001).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on January 27, 2006.

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